March 21, 2012

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4631
100 F Street, NE
Washington, D.C. 20549

Re:	International Game Technology (Company, IGT, we, our)
Form 10-K for the Fiscal Year Ended October 1, 2011, Filed November 30, 2011
Form 10-Q for the Fiscal Quarter Ended December 31, 2011, Filed February 8, 2012
File No. 1-10684

Dear Mr. Cash:

This letter is in response to your letter dated February 24, 2012 setting forth comments of the Staff of the Securities and Exchange Commission on our Form 10-K for the fiscal year ended October 1, 2011 filed on November 30, 2011 and our Form 10-Q for the fiscal quarter ended December 31, 2011, filed February 8, 2012 under the Securities Exchange Act of 1934. Our response to each specific comment is set forth below. For convenience, the comment from your letter is stated in italics prior to our response.

Form 10-K for the Fiscal Year Ended October 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Business Segment Results, page 34

2011 Compared with 2010, page 34

2010 Compared with 2009, page 35

1.
We note that you provide only a brief description of the reasons for the changes in your line items from year to year, and do not identify the actual factors or business reasons that were responsible for such changes.

For example, we note on page 34 that you attribute your increase in North America operating income to higher product sales volume combined with reduced impairment and restructuring charges. You further note that product sales revenues improved due to increased replacement sales and higher licensing fees and network systems sales, but do not explain what caused such increases or quantify each of the factors contributing to the overall increase. In particular, we note that your replacement sales were up 29% year over year, despite the fact that the industry expected, and continues to expect, machine replacements to be at historically low levels as you note in your risk factor on page 13. Further, we note that during your earnings call discussing your results for the fourth quarter of 2011, you state that your North American replacement sales were at the highest quarterly level in four years, and that your share of the replacement market was approximately 40% to 45% for the quarter. However, we also note that you advised during the earnings call that the numbers were an "anomaly" and that you believe your share of the replacement market will be closer to 30% going forward, and that the reason for the significant increase in replacement sales was "just really good product and some timing issues." Your current disclosure on page 34 regarding the increase in replacement sales states only that it was driven by "successful promotional programs." This disclosure does not explain to investors why your replacements sales were at a historical high, and what specifically drove the significant increase.

International Game Technology

6355 South Buffalo Drive
Las Vegas, NV 89113-2133
702-669-7777
www.IGT.com

U.S. Securities and Exchange Commission	March 21, 2012	Page 2

Please note that Management's Discussion and Analysis should analyze the reasons underlying changes in line items and quantify such reasons, where practicable. Further, this section should specifically identify and address key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company, such as the specific reasons for the significant increase in replacement sales. The analysis must also focus on known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance of future financial condition, and must discuss whether factors causing changes in line items are the result of a trend and, if so, whether you expect it to continue and how it may impact your planned acquisitions, your available liquidity. Please substantially revise your Management's Discussion and Analysis in your future filings to provide the requisite analysis. Please provide us with draft disclosure showing how you will present this analysis.See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

In response to the Staff's comment, we will revise our Management’s Discussion and Analysis in future filings to expand the discussion to provide additional detail and quantification, in form and substance similar to the draft of our Management’s Discussion and Analysis—Business Segment Results for 2011 compared to 2010 as presented in the attached Exhibit A. The attached Exhibit B is a copy of the draft of our Management Discussion and Analysis—Business Segment Results for 2011 compared to 2010 marked to show changes to the text of the Company’s Form 10-K (new text is underscored and deleted text is shown as a strike-through).

Liquidity and Capital Resources, page 37

Sources of Liquidity- Selected Financial Information and Statistics, page 37

2.	Tell us supplementally and expand your disclosures in future filings to explain the reason(s) for your 10 day increase in average days sales outstanding from 2010 to 2011.

Response:

The Company supplementally advises the Staff that average days sales outstanding increased from 2010 to 2011 primarily due to increased receivables resulting from a higher concentration of sales towards the end of 2011. Revenues during the month of September 2011 comprised 13% of the total year revenues compared to 10% in September 2010.

In response to the Staff's comments, in future filings, we will expand our disclosures under Item 7—Liquidity and Capital Resources to explain the reasons for significant changes in selected financial information and statistics presented.

Cash Flows Summary - A Three Year Comparative, page 37

Operating Cash Flows, page 37

3.
Tell us supplementally and expand your discloses in future filings to explain why there was less cash used for income taxes, inventory, accounts payable and accrued liabilities and why there was less cash provided from receivables and other assets.

U.S. Securities and Exchange Commission	March 21, 2012	Page 3

Response:

The Company supplementally advises the Staff that these items primarily represent working capital changes that generally move with business volume and certain timing impacts. Less cash used for income taxes during 2011 was due to overpayments from our federal tax return filed during 2010. Less cash used for inventory, accounts payable and accrued liabilities was primarily the result of cost savings initiatives, including improved supply chain management processes that adjusted inventory purchase timing and reduced our days inventory on hand. Less cash provided from receivables was due to a higher concentration of sales occurring toward the end of 2011. Less cash provided by other assets was primarily due to fewer advance payments for brand royalty arrangements.

In response to the Staff's comments, we will expand our disclosures in future filings to explain the reasons for significant changes in operating cash flows.

Item 8- Financial Statements, page 46

Note 1. Summary of Significant Accounting Policies, page 54

Jackpot Accounting, page 56

4.	Please clarify how you account for jackpot expenses and jackpot liabilities that are not WAP jackpots.

Response:

The Company supplementally advises the Staff that our jackpot expenses and liabilities are incurred only in connection with IGT-sponsored WAP jackpots. We do not incur jackpot expenses or liabilities other than in connection with IGT-sponsored WAP jackpots. In response to the Staff's comments, we will clarify this fact in future filings under Item 8--Financial Statements—Note 1—Summary of Significant Accounting Policies—Jackpot Accounting.

Note 13. Contingencies, page 76

Litigation, page 76

5.
We refer to your statement that "the amount or range of reasonably possible losses, including reasonably possible losses in excess of amounts already accrued, is not reasonably estimable with respect to certain matters and that the aggregate amount or range of such losses that are estimable would not have a material adverse effect on the Company's future results of operations, financial position, or cash flows" and have the following comments:

●
Please identify each matter for which you have concluded that you cannot estimate the reasonably possible loss or range of loss, including reasonably possible losses in excess of amounts already accrued and supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

●
Please identify the matters for which you are able to estimate the amount of loss or range of loss and quantify for us such amounts and demonstrate how you reached the conclusion that such amounts would not have a material adverse effect on your future results of operations, financial position or cash flows.

U.S. Securities and Exchange Commission	March 21, 2012	Page 4

Response:

The Company supplementally advises the Staff that it was not able to estimate the reasonably possible loss or range of loss with respect to each of the litigation matters described in Note 13—Contingencies, other than the litigation described under the caption “OSHA/Wrongful Termination Matter”. Consequently, a range of reasonably possible losses was not included in Note 13 with respect to any litigation matter because the Company was unable to determine a range of reasonably possible losses or, with respect to the OSHA/Wrongful Termination Matter, the estimable amount of such loss was determined not to be material.

Following the end of each quarter and prior to the issuance of the Company’s quarterly financial results, the Company undertakes a multi-step assessment of all legal proceedings and other contingencies to determine whether sufficient facts and legal assessments of such matters exist to develop a reasonably possible loss or range of loss for purposes of disclosure. These quarterly assessments include, but are not limited to:

●	review of the current status of the matters

●
the opinions of Company personnel, in-house counsel and external counsel, as appropriate, as to the legal merits, potential loss or liability, estimated valuation and estimated damages of actual or threatened claims

●	consideration of the Company’s experience in other similar matters

During these assessments, discussions regarding new and existing legal proceedings focus on, but are not limited to:

(i)	the stage of each proceeding

(ii)	any damages sought

(iii)	whether the damages are unsupported and/or exaggerated

(iv)	whether there is any uncertainty as to the outcome of pending appeals or motions

(v)	whether there are significant factual issues to be resolved

(vi)	whether the matters involve novel legal issues, unsettled legal theories, or a large number of parties

These quarterly assessments are then reviewed with the Company’s in-house counsel, senior managers from the relevant business units, as appropriate, and accounting personnel. As a result of these meetings, management collaboratively determines:

(i)	whether accruals are required

(ii)	whether an estimate of possible loss or range of loss can be made if accruals are not appropriate

(iii)	if an estimate cannot be made

Management is often unable to estimate the loss or a range of possible loss, particularly where:

(i)	the damages sought are indeterminate

(ii)	the proceedings are in the early stages and there is not sufficient information available to assess whether the stated grounds are viable

(iii)	there is uncertainty as to the outcome of pending appeals or motions

(iv)	discovery is incomplete

(v)	there are novel or unsettled legal theories underlying the claims

(vi)	applicable law provides certain latitude to the presiding judge to apply judgment

In such cases, there are considerable uncertainties regarding the ultimate resolution of such matters, including a possible eventual loss, fine, penalty or business impact, if any. These uncertainties precluded the determination of an estimate of the reasonably possible loss or range of loss for each matter identified in Note 13, other than the OSHA/Wrongful Termination Matter. Given the nature of the litigation process, the Company is also unable to estimate with any reasonable degree of accuracy when these uncertainties will be alleviated for each of the litigation matters listed in Note 13.

U.S. Securities and Exchange Commission	March 21, 2012	Page 5

As indicated above, the only matter identified in Note 13 for which management was able to estimate the amount of possible loss or range of loss was the litigation described under the caption “OSHA/Wrongful Termination Matter”. As disclosed in Note 13, a jury verdict was entered in February 2011 in favor of the plaintiffs and plaintiffs were awarded damages in an amount equal to approximately $2.2 million. In May 2011, the Court entered an amended judgment for prejudgment interest of approximately $1.3 million, attorneys’ fees of approximately $1.0 million, and court costs of approximately $132,000. IGT filed a notice of appeal to the US Court of Appeals for the Ninth Circuit in June 2011 and in July 2011 plaintiffs filed a notice of cross appeal. The appeals are pending.

Management concluded that any reasonably possible loss in connection with such litigation would not have a material adverse effect on the Company’s future results of operations, financial position or cash flows, in part due to the fact that such amounts represented less than one percent (1%) of the Company’s operating income, current assets and net operating cash flows for fiscal 2011.

Note 22. Quarterly Financial Data (Unaudited), page 92

6.
We note that revenue for the fourth quarter of fiscal2011 increased as compared to the third quarter of fiscal 2011 but that revenue for the fourth quarter of fiscal 2010 remained flat as compared to the third quarter of fiscal 2010 and that revenue for the fourth quarter of fiscal 2009 slightly decreased as compared to the third quarter of fiscal 2009. Please tell us and disclose in future filings whether there were any unusual or infrequently occurring items recognized in the fourth quarter of 2011. Refer to Item 302(A)(3) of Regulation S-K. In this regard, please tell us whether the increase in your fourth quarter revenue during fiscal 2011 was due to the increased replacement machines resulting from promotional programs, as mentioned on page 34, or for some other reasons. To the extent that the fluctuation in your fourth quarter sales was the result of your promotional programs, please tell us the nature, timing and impact of these programs, as well as whether management believes the increase in fourth quarter sales in fiscal 2011 negatively impacted first quarter sales in fiscal2012. In this regard, we note that lower North America product sales during the first quarter of fiscal 2011 were due, in part, to slower replacement units.

Response:

The Company supplementally advises the Staff that the increase in our 2011 fourth quarter revenues was due to the timing of customer demand and the culmination of North America promotional programs not continued into the 2012 first quarter. Replacement units sold subject to a promotional program comprised the following percentage of North America quarterly replacement units:

	Quarters
	First	Second	Third	Fourth
2011	52%	62%	58%	68%
2010	25%	41%	42%	37%

Generally, our promotional programs vary depending on sales levels, and are typically designed to target certain customers, markets, or platforms and offer discounts to purchase certain quantities within a certain timeframe. The programs in effect during our 2011 fourth quarter included free display upgrade with a minimum order quantity, reduced introductory pricing on select product, and increased trade-in value for older equipment. Although not quantifiable, management believes that the increase in 2011 fourth quarter sales negatively impacted the 2012 first quarter sales.

In response to the Staff's comments, in future filings, we will disclose any unusual or infrequently occurring items affecting the quarterly amounts in this footnote.

U.S. Securities and Exchange Commission	March 21, 2012	Page 6

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 35

Sources of Liquidity Selected Financial Information and Statistics, page 35

7.	We note that your average days sales outstanding "improved due to lower receivables." Please tell us and expand your disclosures in future filings to explain why your receivables were lower.

Response:

The Company supplementally advises the Staff that our receivables decreased at December 31, 2011 from September 30, 2011 primarily due to lower sales volume in the quarter ended December 31, 2011. Receivables were also lower at December 31, 2011 because of a higher concentration of sales that occurred toward the end of the quarter ended September 30, 2011. Revenues during the month of December 2011 comprised 10% of the trailing twelve months compared to 13% in September 2011. In response to the Staff's comments, in future filings, we will expand our disclosures under Item 2—Liquidity and Capital Resources to explain the reasons for significant changes in selected financial information and statistics presented.

U.S. Securities and Exchange Commission	March 21, 2012	Page 7

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (702) 669-8141 (telephone) or 775-448-9150 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,

International Game Technology

/s/ John Vandemore
John Vandemore
Chief Financial Officer and Treasurer

U.S. Securities and Exchange Commission	March 21, 2012	Page 8

EXHIBIT A

BUSINESS SEGMENT RESULTS – A Year Over Year Comparative Analysis

Operating income for each regional segment below reflects applicable operating expenses. See Note 18 for additional business segment information.

North America

				Favorable (Unfavorable)
	2011	2010	2009	11 vs 10		10 vs 09
Revenues	$1,480.3	$1,428.4	$1,629.4	$51.9	4%	$(201.0)	-12%
Gaming operations	914.1	933.0	1,012.0	(18.9)	-2%	(79.0)	-8%
Product sales	566.2	495.4	617.4	70.8	14%	(122.0)	-20%
Machines	324.7	268.2	376.9	56.5	21%	(108.7)	-29%
Non-machine	241.5	227.2	240.5	14.3	6%	(13.3)	-6%
Gross profit	$858.3	$800.9	$892.4	$57.4	7%	$(91.5)	-10%
Gaming operations	542.8	541.1	578.3	1.7	-	(37.2)	-6%
Product sales	315.5	259.8	314.1	55.7	21%	(54.3)	-17%
Gross margin	58%	56%	55%	2 pp	4%	1 pp	2%
Gaming operations	59%	58%	57%	1 pp	2%	1 pp	2%
Product sales	56%	52%	51%	4 pp	8%	1 pp	2%
Units
Gaming operations installed base	40,900	40,900	45,500	-	-	(4,600)	-10%
Fixed	7,500	7,100	6,500	400	6%	600	9%
Variable	33,400	33,800	39,000	(400)	-1%	(5,200)	-13%
Product sales shipped	20,900	18,100	26,400	2,800	15%	(8,300)	-31%
New	4,900	5,700	15,600	(800)	-14%	(9,900)	-63%
Replacement	16,000	12,400	10,800	3,600	29%	1,600	15%
Product sales recognized	22,800	18,600	25,800	4,200	23%	(7,200)	-28%
Operating income	$476.2	$345.9	$331.0	$130.3	38%	$14.9	5%
Operating margin	32%	24%	20%	8 pp	33%	4 pp	20%

2011 Compared With 2010

North America operating income improvement was primarily the result of higher product sales volume combined with reduced impairment and restructuring charges (see CONSOLIDATED RESULTS – OPERATING EXPENSES above) and gross margin expansion. North America 2011 impairment charges included $7.9 million related to corporate assets held for sale, and $3.6 million related to additional decline in our Alabama notes receivable. The prior year impairment charges related to the Alabama charitable bingo market closures.

North America gaming operations revenues declined, in part due to facility closures in Alabama during 2010, partially offset by improved yields, up 4%. We maintained our North America installed base, as gains in CDS and MegaJackpot® brand units offset losses in lease operation units. Gross profit and margin improved primarily due to improved yields attributable to higher play levels in our CDS and MegaJackpot® brands, an increasing mix of new, higher performing game titles, and the removal of lower-yield Alabama units.

North America gaming operations gross profit and margin also benefited from lower jackpot expense and depreciation. North America jackpot expense decreased $7.9 million, primarily due to fewer WAP units and variations in slot play. Depreciation decreased $12.6 million primarily due to longer useful lives assigned to newer hardware platforms that easily convert into a variety of game themes.

U.S. Securities and Exchange Commission	March 21, 2012	Page 9

North America product sales revenues improved primarily due to increased replacement machines, partially offset by lower new and expansion units, as well as higher IP licensing fees and network systems in non-machine revenues. We believe the increase in replacement units was primarily due to successful new product development and promotional sales programs, which comprised 61% of our 2011 replacement units sold compared to 37% in 2010. IP licensing fee revenue increased $8.3 million primarily due to resolution of customer IP licensing audits. Network systems revenue increased $5.7 million due to incremental Advantage® and sbX® sales and higher maintenance fees.

We believe the increase in replacement units was due to promotional programs and contributed to us capturing additional market share during 2011. Because the replacement market remains highly competitive and casino budgets are limited amongst a lagging economic recovery, we expect only minimal growth for our 2012 replacement units compared to 2011. Promotional programs vary from quarter to quarter and year to year, depending on sales levels and other factors.

North America product sales gross profit and margin were also favorably impacted by the increased higher-margin non-machine revenues, lower promotional discount amounts, and reduced nonstandard obsolescence and warranty costs related to product standardization and improvements in our manufacturing quality and inventory profile.

International

				Favorable (Unfavorable)
	2011	2010	2009	11 vs 10		10 vs 09
Revenues	$476.7	$488.8	$389.4	$(12.1)	-2%	$99.4	26%
Gaming operations	159.0	141.2	131.6	17.8	13%	9.6	7%
Product sales	317.7	347.6	257.8	(29.9)	-9%	89.8	35%
Machines	233.4	253.1	161.9	(19.7)	-8%	91.2	56%
Non-machine	84.3	94.5	95.9	(10.2)	-11%	(1.4)	-1%
Gross profit	$280.1	$286.4	$221.2	$(6.3)	-2%	$65.2	29%
Gaming operations	108.4	101.6	82.7	6.8	7%	18.9	23%
Product sales	171.7	184.8	138.5	(13.1)	-7%	46.3	33%
Gross margin	59%	59%	57%	- pp	-	2 pp	4%
Gaming operations	68%	72%	63%	(4) pp	-6%	9 pp	14%
Product sales	54%	53%	54%	1 pp	2%	(1) pp	-2%
Units
Gaming operations installed base	13,000	12,000	12,500	1,000	8%	(500)	-4%
Fixed	2,500	2,400	2,000	100	4%	400	20%
Variable	10,500	9,600	10,500	900	9%	(900)	-9%
Product sales shipped	15,000	14,600	13,800	400	3%	800	6%
New	6,500	7,700	6,900	(1,200)	-16%	800	12%
Replacement	8,500	6,900	6,900	1,600	23%	-	-
Product sales recognized	14,700	16,100	11,800	(1,400)	-9%	4,300	36%
Operating income	$138.9	$170.2	$106.8	$(31.3)	-18%	$63.4	59%
Operating margin	29%	35%	27%	(6) pp	-17%	8 pp	30%

2011 Compared With 2010

International operating income decreased primarily due to lower product sales volume and higher operating costs largely related to additional infrastructure development for our interactive product line and LatAm operations, and impairment of $4.3 million related to certain underperforming fixed assets. Favorable foreign exchange rates increased international revenues by approximately $25.5 million. UK Barcrest Group and Japan results were reclassified to discontinued operations for all periods presented, as discussed above under CONSOLIDATED RESULTS and Note 21.

U.S. Securities and Exchange Commission	March 21, 2012	Page 10

International gaming operations revenues and gross profit increased due to installed base growth and improved yields, as well as $4.5 million of additional interactive revenues from the Entraction acquisition in late June 2011 and favorable foreign exchange rates. Installed base growth was attributable to new product development and increased customer demand. Yield improvement was attributable to a more favorable mix of games, as well as higher play levels in Latin America. Game operations gross margin decline was due to higher depreciation, which increased $11.1 million because of new games added to our installed base.

International product sales revenues and gross profit decreased primarily due to fewer new opening units and lower systems installations in non-machine sales, partially offset by favorable foreign exchange rates. Gross margin was favorably impacted by 1,000 units of higher-margin lease conversion games sold in Mexico.